September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Doris Stacey Gama
Alan Campbell

Re:	Palisade Bio, Inc.
Registration Statement on Form S-1
Filed September 29, 2025
File No. 333-290568

Request for Acceleration of Effective Date
Requested Date:	September 30, 2025
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palisade Bio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-290568) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Ryan Gunderson at (858) 436-8046. This request for acceleration of effectiveness of the Registration Statement supersedes the prior request for acceleration filed by the Company with respect to the Registration Statement.

[Signature page follows]

Securities and Exchange Commission

September 29, 2025

Sincerely,

Palisade Bio, Inc.

By:	/s/ JD Finley
JD Finley
Chief Executive Officer
Palisade Bio, Inc.

cc:	Jeffrey C. Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Ryan J. Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Michael Nertney, Ellenoff Grossman & Schole LLP